Filed Pursuant to Rule 424(b)(2)
Registration No. 333-277211
January 29, 2026
PRICING SUPPLEMENT
(To Prospectus dated February 21, 2024,
Prospectus Supplement dated February 21, 2024 and
Equity Index Underlying Supplement dated February 21, 2024)



HSBC USA Inc.

$2,330,000
Autocallable Contingent Income Barrier Notes

Linked to the Least Performing of the S&P 500® Futures Excess Return Index and the Russell 2000® Futures Excess Return Index

- ► Monthly Contingent Coupon payments at a rate of approximately 0.7208% (equivalent to 8.65% per annum), payable if the Official Closing Level of each Underlying on the applicable Observation Date is greater than or equal to 70.00% of its Initial Value

- ► Callable monthly at the principal amount plus the applicable Contingent Coupon on any Call Observation Date on or after January 29, 2027 if the Official Closing Level of each Underlying is at or above its Call Threshold

- ► If the Notes are not called and the Least Performing Underlying declines by more than 30.00% but less than 50.00%, you will receive your principal amount (a zero return)

- ► If the Notes are not called and the Least Performing Underlying declines by more than 50.00%, there is full exposure to declines in the Least Performing Underlying, and you will lose all or a portion of your principal amount.

- ► Due February 3, 2031, if not called

- ► All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Autocallable Contingent Income Barrier Notes (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-21 of this document.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-8 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Equity Index Underlying Supplement.

The Estimated Initial Value of the Notes on the Trade Date is $988.50 per Note, which is less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page PS-4 and "Risk Factors" beginning on page PS-8 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$1,000.00	$2.50	$997.50
Total	$2,330,000.00	$5,825.00	$2,324,175.00

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 0.25% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-21 of this document.

The Notes:		
Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value



HSBC USA Inc.
Autocallable Contingent Income Barrier Notes



This document relates to a single offering of Autocallable Contingent Income Barrier Notes. The Notes will have the terms described in this document and the accompanying prospectus, prospectus supplement, and Equity Index Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement, or Equity Index Underlying Supplement, the terms described in this document shall control.

This document relates to an offering of Notes linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of the Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	The S&P 500® Futures Excess Return Index (Ticker: SPXFP) and the Russell 2000® Futures Excess Return Index (Ticker: RTYFPE) (each an "Underlying" and together the "Underlyings")
Trade Date:	January 29, 2026
Pricing Date:	January 27, 2026
Original Issue Date:	February 2, 2026
Final Valuation Date:	January 29, 2031, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement.
Maturity Date:	February 3, 2031. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.
Call Feature:	If the Official Closing Level of each Underlying is at or above its Call Threshold on any Call Observation Date the Notes will be automatically called, and you will receive a cash payment, per $1,000 Principal Amount, equal to the Principal Amount plus the applicable Contingent Coupon on the corresponding Call Payment Date.
Call Threshold:	With respect to each Underlying, 100.00% of its Initial Value
Payment at Maturity:	Unless the Notes are automatically called, on the Maturity Date, for each $1,000 Principal Amount, we will pay you the Final Settlement Value.
Final Settlement Value:	Unless the Notes are automatically called, for each $1,000 Principal Amount, you will receive a cash payment on the Maturity Date, calculated as follows: ■ **If the Reference Return of the Least Performing Underlying is greater than or equal to -30.00%:** $1,000 + final Contingent Coupon. ■ **If the Reference Return of the Least Performing Underlying is less than -30.00% but greater than or equal to -50.00%:** $1,000 (a zero return) ■ **If the Reference Return of the Least Performing Underlying is less than -50.00%:** $1,000 + ($1,000 × Reference Return of the Least Performing Underlying). If the Notes are not called and the Final Value of the Least Performing Underlying is less than its Barrier Value, you will lose up to 100% of the Principal Amount. Even with any Contingent Coupons received prior to maturity, your return on the Notes may be negative in this case.
Least Performing Underlying:	The Underlying with the lowest Reference Return.
Reference Return:	With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$

Observation Dates		Coupon Payment Dates	
February 26, 2026		March 3, 2026	
March 31, 2026		April 6, 2026	
April 29, 2026		May 4, 2026	
May 29, 2026		June 3, 2026	
June 30, 2026		July 6, 2026	
July 29, 2026		August 3, 2026	
August 31, 2026		September 3, 2026	
September 30, 2026		October 5, 2026	
October 29, 2026		November 3, 2026	
November 30, 2026		December 3, 2026	
December 29, 2026		January 4, 2027	
January 29, 2027	*	February 3, 2027	**
February 26, 2027	*	March 3, 2027	**
March 31, 2027	*	April 5, 2027	**
April 28, 2027	*	May 3, 2027	**
May 28, 2027	*	June 3, 2027	**
June 30, 2027	*	July 6, 2027	**
July 29, 2027	*	August 3, 2027	**
August 31, 2027	*	September 3, 2027	**
September 29, 2027	*	October 4, 2027	**
October 29, 2027	*	November 3, 2027	**
November 30, 2027	*	December 3, 2027	**
December 29, 2027	*	January 3, 2028	**
January 31, 2028	*	February 3, 2028	**
February 29, 2028	*	March 3, 2028	**
March 29, 2028	*	April 3, 2028	**
April 28, 2028	*	May 3, 2028	**
May 31, 2028	*	June 5, 2028	**
June 28, 2028	*	July 3, 2028	**
July 31, 2028	*	August 3, 2028	**
August 30, 2028	*	September 5, 2028	**
September 28, 2028	*	October 3, 2028	**
October 31, 2028	*	November 3, 2028	**
November 29, 2028	*	December 4, 2028	**
December 28, 2028	*	January 3, 2029	**
January 31, 2029	*	February 5, 2029	**
February 28, 2029	*	March 5, 2029	**
March 28, 2029	*	April 3, 2029	**
April 30, 2029	*	May 3, 2029	**
May 30, 2029	*	June 4, 2029	**
June 28, 2029	*	July 3, 2029	**
July 31, 2029	*	August 3, 2029	**
August 29, 2029	*	September 4, 2029	**
September 28, 2029	*	October 3, 2029	**
October 31, 2029	*	November 5, 2029	**
November 28, 2029	*	December 3, 2029	**
December 28, 2029	*	January 3, 2030	**
January 30, 2030	*	February 4, 2030	**
February 27, 2030	*	March 4, 2030	**
March 29, 2030	*	April 3, 2030	**
April 30, 2030	*	May 3, 2030	**
May 29, 2030	*	June 3, 2030	**
June 28, 2030	*	July 3, 2030	**
July 31, 2030	*	August 5, 2030	**
August 28, 2030	*	September 3, 2030	**
September 30, 2030	*	October 3, 2030	**
October 30, 2030	*	November 4, 2030	**
November 27, 2030	*	December 3, 2030	**
December 30, 2030	*	January 3, 2031	**
January 29, 2031 (the Final Valuation Date)	*	February 3, 2031 (the Maturity Date)	**

*These Observation Dates are also Call Observation Dates

**These Coupon Payment Dates are also Call Payment Dates

Each subject to postponement as described under "Additional Terms of the Notes—Valuation Dates" and "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.

Call Observation Dates: The applicable Observation Dates on or after January 29, 2027, as indicated above.

Call Payment Dates: The applicable Coupon Payment Dates on or after February 3, 2027, as indicated above.

Contingent Coupon:	***If the Official Closing Level of each Underlying is greater than or equal to its Coupon Trigger on an Observation Date,*** you will receive the Contingent Coupon of approximately $7.208 per $1,000 Principal Amount on the applicable Coupon Payment Date.
	If the Official Closing Level of any Underlying is less than its Coupon Trigger on an Observation Date, the Contingent Coupon applicable to such Observation Date will not be payable to you on the relevant Coupon Payment Date.
	You may not receive any Contingent Coupon payments over the term of the Notes.
Contingent Coupon Rate:	Approximately 0.7208% per month (equivalent to 8.65% per annum)
Initial Value:	566.70 with respect to the SPXFP and 361.42 with respect to the RTYFPE, each of which was its Official Closing Level on the Pricing Date.
Final Value:	With respect to each Underlying, its Official Closing Level on the Final Valuation Date.
Coupon Trigger:	70.00% of the Initial Value of each Underlying, which is 396.69 with respect to the SPXFP and 252.994 with respect to the RTYFPE.
Barrier Value:	50.00% of the Initial Value of each Underlying, which is 283.35 with respect to the SPXFP and 180.71 with respect to the RTYFPE .
CUSIP/ISIN:	40447DR59/US40447DR599
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any securities exchange or quotation system.
Estimated Initial Value:	The Estimated Initial Value of the Notes is less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. See "Risk Factors — The Estimated Initial Value of the Notes, which was determined by us on the Trade Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

GENERAL

This document relates to an offering of Notes linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of Notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any security included in any Underlying or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 21, 2024, the prospectus supplement dated February 21, 2024 and the Equity Index Underlying Supplement dated February 21, 2024. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement, the terms described in this document shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-8 of this document, page S-1 of the prospectus supplement and page S-1 of the Equity Index Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this document relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▶ The Equity Index Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000110465924025885/tm244959d3_424b2.htm

▶ The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000110465924025878/tm244959d1_424b2.htm

▶ The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000110465924025864/tm244959d13_424b3.htm

PAYMENT ON THE NOTES

Call Feature

If the Official Closing Level of each Underlying is at or above its Call Threshold on any Call Observation Date the Notes will be automatically called, and you will receive a cash payment, per $1,000 Principal Amount, equal to the Principal Amount plus the applicable Contingent Coupon on the corresponding Call Payment Date.

Contingent Coupon

We will pay a monthly Contingent Coupon payment on a Coupon Payment Date if the Official Closing Level of each Underlying on the applicable Observation Date is greater than or equal to its Coupon Trigger. Otherwise, no coupon will be paid on such Coupon Payment Date. For information regarding the record dates applicable to the Contingent Coupons payable on the Notes, please see the section entitled "Description of Notes—Interest and Principal Payments—Recipients of Interest Payments" beginning on page S-17 in the accompanying prospectus supplement. The Contingent Coupon Rate is 8.65% per annum (or approximately $7.208 per $1,000 Principal Amount per month, if payable).

Payment at Maturity

Unless the Notes are automatically called, on the Maturity Date and for each $1,000 Principal Amount, you will receive a cash payment equal to the Final Settlement Value determined as follows:

■ **If the Reference Return of the Least Performing Underlying is greater than or equal to -30.00%**:

$1,000 + final Contingent Coupon.

■ **If the Reference Return of the Least Performing Underlying is less than -30.00% but greater than or equal to -50.00%**:

$1,000(a zero return)

■ **If the Reference Return of the Least Performing Underlying is less than -50.00%:**

$1,000 + ($1,000 × Reference Return of the Least Performing Underlying).

If the Final Value of the Least Performing Underlying is less than its Barrier Value, you will not receive the final Contingent Coupon, and will lose up to 100% of the Principal Amount. Even with any Contingent Coupons received prior to maturity, your return on the Notes may be negative in this case.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Reference Sponsors

The reference sponsor of the SPXFP is S&P Dow Jones Indices LLC, a division of S&P Global. The reference sponsor of the RTYFPE is FTSE Russell.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▶ You believe that the Official Closing Level of each Underlying will be at or above its Coupon Trigger on most or all of the Observation Dates, and the Final Value of the Least Performing Underlying will be at or above its Barrier Value.

▶ You seek a monthly Contingent Coupon, based on the performance of the Underlyings, that will be paid at the Contingent Coupon Rate of 8.65% per annum if the Official Closing Level of each Underlying is greater than or equal to its Coupon Trigger on the applicable Observation Date.

▶ You are willing to invest in the Notes based on the fact that your maximum potential return is limited to any Contingent Coupons payable on the Notes.

▶ You do not seek an investment that provides an opportunity to participate in the appreciation of the Underlyings.

▶ You are willing to make an investment that is exposed to the potential downside performance of the Least Performing Underlying on a 1-to-1 basis if the Notes are not called and the Reference Return of the Least Performing Underlying is less than -50.00%

▶ You are willing to lose up to 100% of the Principal Amount.

▶ You are willing to hold the Notes which will be automatically called on any Call Observation Date on which the Official Closing Level of each Underlying is at or above its Call Threshold, or you are otherwise willing to hold the Notes to maturity.

▶ You are willing to forgo guaranteed interest payments on the Notes, and the dividends or other distributions paid on the stocks included in the Underlyings.

▶ You do not seek an investment for which there will be an active secondary market.

▶ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▶ You believe that the Official Closing Level of at least one Underlying will be below its Coupon Trigger on most or all of the Observation Dates, including the Final Valuation Date, and the Final Value of the Least Performing Underlying will be below its Barrier Value.

▶ You believe that the Contingent Coupon, if any, will not provide you with your desired return.

▶ You are unwilling to invest in the Notes based on the fact that your maximum potential return is limited to any Contingent Coupons payable on the Notes.

▶ You seek an investment that provides an opportunity to participate in the appreciation of the Underlyings.

▶ You are unwilling to make an investment that is exposed to the potential downside performance of the Least Performing Underlying on a 1-to-1 basis if the Notes are not called and the Reference Return of the Least Performing Underlying is less than -50.00%.

▶ You seek an investment that provides full return of principal at maturity.

▶ You are unable or unwilling to hold Notes that will be automatically called on any Call Observation Date on which the Official Closing Level of each Underlying is at or above its Call Threshold, or you are otherwise unable or unwilling to hold the Notes to maturity.

▶ You prefer to receive guaranteed periodic interest payments on the Notes, or the dividends or other distributions paid on the stocks included in the Underlyings.

▶ You seek an investment for which there will be an active secondary market.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Equity Index Underlying Supplement. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this document and the accompanying prospectus, prospectus supplement and Equity Index Underlying Supplement. In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

▸ "—Risks Relating to All Note Issuances" in the prospectus supplement; and

▸ "—General Risks Related to Indices" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Risks Relating to the Structure or Features of the Notes

The Notes do not guarantee any return of principal and you may lose all of your Principal Amount.

The Notes differ from ordinary debt securities in that we will not pay you 100% of the Principal Amount of your Notes if the Final Value of the Least Performing Underlying is less than its Barrier Value. In this case, the Payment at Maturity you will be entitled to receive will be less than the Principal Amount and you will lose 1% for each 1% that the Reference Return of the Least Performing Underlying is less than 0.00%. You may lose up to 100% of your investment at maturity. Even with any Contingent Coupons received prior to maturity, your return on the Notes may be negative in this case.

The Notes may be called prior to the Maturity Date.

If the Notes are called early, the holding period over which you may receive coupon payments could be as little as approximately 12 months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are called prior to the Maturity Date.

You may not receive any Contingent Coupons.

We will not necessarily make periodic coupon payments on the Notes. If the Official Closing Level of any Underlying on an Observation Date is less than its Coupon Trigger, we will not pay you the Contingent Coupon applicable to that Observation Date. If on each of the Observation Dates, the Official Closing Level of any Underlying is less than its Coupon Trigger, we will not pay you any Contingent Coupons during the term of the Notes, and you will not receive a positive return on, the Notes. Generally, this non-payment of the Contingent Coupon coincides with a period of greater risk of principal loss on the Notes.

Your return on the Notes is limited to the Principal Amount plus the Contingent Coupons, if any, regardless of any appreciation in the value of any Underlying.

For each $1,000 Principal Amount, you will receive $1,000 at maturity plus the final Contingent Coupon if the Final Value of the Least Performing Underlying is equal to or greater than its Coupon Trigger, regardless of any appreciation in the value of any Underlying, which may be significant. Accordingly, the return on the Notes may be significantly less than the return on a direct investment in the stocks included in the Underlyings during the term of the Notes.

Higher Contingent Coupon Rates or lower Barrier Values are generally associated with Underlyings with greater expected volatility and therefore can indicate a greater risk of loss.

"Volatility" refers to the frequency and magnitude of changes in the value of an Underlying. The greater the expected volatility with respect to an Underlying on the Trade Date, the higher the expectation as of the Trade Date that the value of that Underlying could close below its Coupon Trigger on an Observation Date or its Barrier Value on the Final Valuation Date, indicating a higher expected risk of non-payment of Contingent Coupons or loss on the Notes. This greater expected risk will generally be reflected in a higher Contingent Coupon Rate than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower Barrier Value, a lower Coupon Trigger or a higher Contingent Coupon Rate) than for similar securities linked to the performance of an Underlying with a lower expected volatility as of the Trade Date. You should therefore understand that a relatively higher Contingent Coupon Rate may indicate an increased risk of loss. Further, a relatively lower Barrier Value may not necessarily indicate that the Notes have a greater likelihood of a repayment of principal at maturity. The volatility of an Underlying can change significantly over the term of the Notes. The value of an Underlying for your Notes could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Least Performing Underlying and the potential to lose some or all of your principal at maturity not receive any Contingent Coupons.

If the Notes are not called, your return will be based on the Reference Return of the Least Performing Underlying.

If the Notes are not called, your return will be based on the Reference Return of the Least Performing Underlying without regard to the performance of any other Underlying. As a result, you could lose all or some of your initial investment if the Final Value of the Least Performing Underlying is less than its Barrier Value, even if there is an increase in the value of any other Underlying. This could be the case even if any other Underlying increased by an amount greater than the decrease in the Least Performing Underlying.

Since the Notes are linked to the performance of more than one Underlying, you will be fully exposed to the risk of fluctuations in the value of each Underlying.

Since the Notes are linked to the performance of more than one Underlying, the Notes will be linked to the individual performance of each Underlying. Because the Notes are not linked to a basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the value of each Underlying. For example, in the case of notes linked to a basket, the return would depend on the aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component. However, in the case of these Notes, the individual performance of each of the Underlyings would not be combined to calculate your return and the depreciation of either Underlying would not be mitigated by the appreciation of the other Underlying. Instead, your return would depend on the Least Performing Underlying.

Because the Notes are linked to the performance of the Least Performing Underlying, you are exposed to greater risks of receiving no Contingent Coupons and sustaining a significant loss on your investment than if the Notes were linked to just one Underlying.

The risk that you will not receive any Contingent Coupons, or that you will suffer a significant loss on your investment, is greater if you invest in the Notes as opposed to substantially similar securities that are linked to the performance of just one Underlying. With multiple Underlyings, it is more likely that one of the Underlyings will close below its respective Coupon Trigger on any Observation Date (including the Final Valuation Date) and below its respective Barrier Value on the Final Valuation Date, than if the Notes were linked to only one Underlying. Therefore, it is more likely that you will not receive any Contingent Coupons, and that you will suffer a significant loss on your investment. In addition, because each Underlying must close above its Call Threshold on a Call Observation Date in order for the Notes to be called, the Notes are less likely to be called than if the Notes were linked to just one Underlying.

The amount payable on the Notes is not linked to the values of the Underlyings at any time other than the Observation Dates, including the Final Valuation Date.

The payments on the Notes will be based on the Official Closing Levels of the Underlyings on the Observation Dates, including the Final Valuation Date, subject to postponement for non-trading days and certain Market Disruption Events. Even if the value of each Underlying is greater than or equal to its Coupon Trigger during the term of the Notes other than on an Observation Date but then decreases on an Observation Date to a value that is less than its Coupon Trigger, the Contingent Coupon will not be payable for the relevant monthly period. Similarly, if the Notes are not called, even if the value of the Least Performing Underlying is greater than or equal to its Barrier Value during the term of the Notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a value that is less than its Barrier Value, the Payment at Maturity will be less, possibly significantly less, than it would have been had the Payment at Maturity been linked to the value of the Least Performing Underlying prior to such decrease. Although the actual values of the Underlyings on the Maturity Date or at other times during the term of the Notes may be higher than their respective values on the Observation Dates, whether each Contingent Coupon will be payable and the Payment at Maturity will be based solely on the Official Closing Levels of the Underlyings on the applicable Observation Dates.

Risks Relating to the Reference Asset

The Underlyings are subject to significant risks associated with the futures contract to which the Underlyings are linked.

Each of the Underlyings are linked to their next maturing underlying futures contract currently listed for trading on the Chicago Mercantile Exchange (the "CME"). The price of this futures contract depends not only on the levels of the relevant underlying index referenced by the futures contract, but also on a range of other factors, including but not limited to the performance and volatility of the U.S. stock market, corporate earnings reports, geopolitical events, governmental and regulatory policies and the policies of the CME. In addition, the futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These factors and others can cause the prices of the underlying futures contract to be volatile and could adversely affect the levels of the Underlyings and any payments on, and the value of, your Notes.

Higher future prices of the futures contract to which the Underlyings are linked relative to its current prices may adversely affect the value of the Underlyings and the value of the Notes.

Each of the Underlyings are linked to their next maturing underlying futures contract currently listed for trading on the CME. As the relevant futures contract approaches expiration, it is replaced by a contract that has a later expiration. Thus, for example, a contract purchased and held in September may specify a December expiration. As time passes, the contract expiring in December is replaced by a contract for delivery in March. This process is referred to as "rolling." If the market for these contracts is (putting aside other considerations) in "backwardation," where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the December contract would take place at a price that is higher than the price of the March contract, thereby creating a "roll yield." While many futures contracts have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times. It is also possible for the market for these contracts to be in "contango." Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The presence of contango and absence of backwardation in the market for these contracts could result in negative "roll yields," which could adversely affect the value of the Underlyings, and, accordingly, the value of the Notes.

Linking to an equity futures contract is different from linking to the equity index tracked by the equity futures contract.

The return on your Notes will be related to the performance of an equity futures contract and not the equity index tracked by the equity futures contract. On a given day, a "futures price" is the price at which market participants may agree to buy or sell the asset underlying a futures contract in the future, and the "spot price" is the current price of such underlying asset for immediate delivery. A variety of factors can lead to a disparity between the price of a futures contract at a given point in time and the spot price of its underlying asset, such as the expected dividend yields of any stocks that comprise such underlying asset, the implicit financing cost associated with the futures contract and market expectations related to the future price of the futures contract's underlying asset. Purchasing an equity futures contract is similar to borrowing money to buy the underlying asset of such futures contract because it enables an investor to gain exposure to such underlying asset without having to pay the full cost of such exposure up front, and therefore entails a financing cost. As a result, each of the Underlyings are expected to reflect not only the performance of their applicable underlying index, but also the implicit financing cost in the applicable futures contract, among other factors. Such implicit financing cost will adversely affect the level of the Underlyings. Any increase in market interest rates will be expected to further increase this implicit financing cost and will have an adverse effect on the level of the Underlyings and, therefore, the value of and return on the Notes. The price movement of a futures contract is typically correlated with the movements of the price of its underlying asset, but the correlation is generally imperfect, and price movements in the spot market may not be reflected in the futures market (and vice versa). Accordingly, your Notes may underperform a similar investment that more directly reflects the return on the relevant underlying index.

Suspension or disruptions of market trading in futures markets may adversely affect the value of the Notes.

Securities markets and futures markets are subject to disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as "daily price fluctuation limits," and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price." Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. Any such disruption could have an adverse effect on the value of the Underlyings or the manner in which it is calculated, and therefore, the value of the Notes.

Legal and regulatory changes could adversely affect the return on and value of your Notes.

Futures contracts and options on futures contracts, including those related to the Underlyings, are subject to extensive statutes, regulations, and margin requirements. The Commodity Futures Trading Commission, commonly referred to as the "CFTC," and the exchanges on which such futures contracts trade, are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading. Furthermore, certain exchanges have regulations that limit the amount of fluctuations in futures contract prices that may occur during a single five-minute trading period. These limits could adversely affect the market prices of relevant futures and options contracts and forward contracts.

The Notes are linked to excess return indices and not a total return index.

The Notes are linked to excess return indices and not a total return indices. An excess return index, such as each of the Underlyings, reflects the returns that are potentially available through an unleveraged investment in the contracts composing the relevant underlying index. By contrast, a "total return" index, in addition to reflecting those returns, also reflects interest that could be earned on funds committed to the trading of the relevant underlying futures contracts.

The RTYFPE is subject to risks associated with small-capitalization stocks.

The RTYFPE tracks the daily change in settlement price of underlying futures contracts, which are themselves based on the closing level of its underlying index, the Russell 2000® Index (the "RTY"). The RTY tracks companies that may be considered small-capitalization companies. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the level of the RTY, and thereby the level of the RTYFPE, may be more volatile than an investment in stocks issued by larger companies. Stock prices of small-capitalization companies may also be more vulnerable than those of larger companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, making it difficult for the RTY, and therefore the RTYFPE, to track them. In addition, small-capitalization companies are often less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. These companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products.

The RTYFPE has a limited operating history.

The notes are linked, in part, to the performance of the RTYFPE, which was launched on May 20, 2024. Because the RTYFPE has no live underlier level history prior to that date, limited live historical underlier level information will be available for you to consider in making an independent investigation of the underlier performance, which may make it difficult for you to make an informed decision with respect to the notes.

The hypothetical performance data prior to the launch of the RTYFPE on May 20, 2024 refers to simulated performance data created by applying the Underlying's calculation methodology to historical prices of the E-mini Russell 2000 futures contract that the RTYFPE. Such simulated hypothetical performance data has been produced by the retroactive application of a back-tested methodology. No future performance of the RTYFPE can be predicted based on the simulated hypothetical performance data or the historical performance of the RTY.

General Risk Factors

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payments due on the Notes.

The Estimated Initial Value of the Notes, which was determined by us on the Trade Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes was calculated by us on the Trade Date and is less than the price to public. The Estimated Initial Value reflects our and our affiliates' internal funding rate, which is the borrowing rate paid to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We determined the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not

represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Trade Date is expected to be less than the price to public.

The price to public takes into account certain costs. These costs include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, the underwriting discount and the costs associated with structuring and hedging our obligations under the Notes. These costs will be used or retained by us or one of our affiliates, except for underwriting discounts paid to unaffiliated distributors. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the values of the Underlyings and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the Estimated Initial Value on the Trade Date for a temporary period expected to be approximately 3 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

You will not have any ownership interest in the stocks included in an Underlying.

As a holder of the Notes, you will not have any ownership interest in the stocks included in an Underlying, such as rights to vote, dividend payments or other distributions. Because the return on the Notes will not reflect any dividends on those stocks, the Notes may underperform an investment in the stocks included in an Underlying.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange or automated quotation system. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

An affiliate of HSBC has a minority equity interest in the owner of an electronic platform, through which we may make available certain structured investments offering materials. HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of any Underlying relative to its Initial Value. We cannot predict the Official Closing Level of an Underlying on any Observation Date, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Underlyings or the return on the Notes.

The table and examples below illustrate how the Contingent Coupon and the Payment at Maturity would be calculated with respect to a $1,000 investment in the Notes, given a range of hypothetical performances of any Underlying. The hypothetical returns on the Notes below are numbers, expressed as percentages, that result from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. The numbers appearing in the following table and examples have been rounded for ease of analysis. The following table and examples assume the following:

▸ Principal Amount:	$1,000
▸ Hypothetical Initial Value of each Underlying:	1,000.00*
▸ Hypothetical Call Threshold of each Underlying:	1,000.00 (100.00% of the Initial Value)
▸ Hypothetical Barrier Value of each Underlying::	500.00 (50.00% of the Initial Value)
▸ Hypothetical Coupon Trigger of each Underlying::	700.00 (70.00% of the Initial Value)
▸ Contingent Coupon Rate:	8.65% per annum (approximately 0.7208% for each month in which it is payable). If the Official Closing Level of each Underlying on *every* Observation Date is greater than or equal to its Coupon Trigger, the Contingent Coupon paid over the term of the Notes would total approximately $432.50 per $1,000 Principal Amount of the Notes.

* The hypothetical Initial Value of 1,000.00 used in the examples below has been chosen for illustrative purposes only and does not represent the actual Initial Value of any Underlying. The actual Initial Value of each Underlying is set forth on page PS-3 of this document.

Summary of the Examples

	Notes Are Called on a Call Observation Date	Notes Are Not Called on Any Call Observation Date		
	Example 1	Example 2	Example 3	Example 4
Initial Value of each Underlying	1,000.00	1,000.00	1,000.00	1,000.00
Call Threshold of each Underlying	1,000.00	1,000.00	1,000.00	1,000.00
Barrier Value of each Underlying	500.00	500.00	500.00	500.00
Coupon Trigger of each Underlying	700.00	700.00	700.00	700.00
Official Closing Level / Percentage Change of the Least Performing Underlying on the				
1st Observation Date to the 5th Observation Date	735.00 / -26.50% Contingent Coupons: 11 x $7.208 = $79.288	730.00/ -27.00% Contingent Coupons: 5 x $7.208 = $36.04	45.00 / -55.00% Contingent Coupons: $0	730.00/ -27.00% Contingent Coupons: 5 x $7.208 = $36.04
12th Observation Date (1st Call Observation Date)	1,050.00 / 5.00% Contingent Coupons: 1 x $7.208 = $7.208	735.00 / -26.50% Contingent Coupons: 1 x $7.208 = $7.208	40.00 / -60.00 Contingent Coupons: $0	400.00 / -26.50% Contingent Coupons: 0 x $7.208 = $0
13th Observation Date to the last Observation Date prior to the Final Valuation Date	N/A	All above 700.00 / -30.00% but below the Call Threshold Contingent Coupons 53 x $7.208 = $382.042	All below 700.00 / -30.00% Contingent Coupons $0	All below 700.00 / -30.00% Contingent Coupons $0
Final Valuation Date	N/A	730.00 / -27.00%	512.50 / -48.75%	400.00 / -70.00%
Contingent Coupon Payment Amounts Prior to Maturity or Call	11 x $7.208 = $79.288	59 x $7.208 = $425.292	0 x $7.208 = 0	5 x $7.208 = $36.04
Payment if Notes are Called	$1,007.208	N/A	N/A	N/A
Payment at Maturity	N/A	$1,007.208	$1,000.00	$1,000 + ($1,000 x -70.00%) = $300.00
Return of the Notes	8.65%	43.25%	0.00%	-66.3958%

Example 1—The Official Closing Level of each Underlying on the first Call Observation Date is greater than or equal to its Call Threshold and each Underlying closed at or above its Coupon Trigger (but below its Call Threshold) on the first 5 Observation Dates prior to the Notes being called.

Underlying		Initial Value		Official Closing Level
SPXFP		1,000.00		1,250.00 (125.00% of Initial Value)
RTYFPE		1,000.00		1,050.00 (105.00% of Initial Value)

.

Payment Upon a Call:	**$1,007.208**

Because the Official Closing Level of each Underlying on the first Call Observation Date is at or above its Call Threshold, the Notes will be called, and you will receive $1,007.208 per Note, reflecting the Principal Amount plus the Contingent Coupon. When added to the Contingent Coupon payments of $79.288 received on the prior Observation Dates, we will have paid you a total of $1,086.50 per Note, resulting in an 8.65% return on the Notes. No extra payment will be made on account of each Underlying closing above its respective Initial Value.

Example 2— The Notes are not called, the Final Value of the Least Performing Underlying is greater than or equal to its Coupon Trigger, and each Underlying closed at or above its Coupon Trigger (but below its Call Threshold) on all of the Observation Dates prior to the Final Valuation Date.

Underlying		Initial Value		Final Value
SPXFP		1,000.00		1,150.00 (115.00% of Initial Value)
RTYFPE		1,000.00		730.00 (73.00% of Initial Value)

RTYFPE is the Least Performing Underlying.

Reference Return of the Least Performing Underlying:	-27.00%
Payment at Maturity:	**$1,007.208**

Since the Notes are not called and the Final Value of the Least Performing Underlying is above its Coupon Trigger, we will pay you a total of $1,007.208 at maturity per $1,000 Note, reflecting your Principal Amount plus the final Contingent Coupon of $7.208. When added to the previously paid Contingent Coupons prior to maturity totaling $425.292, the total return on the Notes would be 43.25%.

Example 3—The Notes are not called, the Final Value of the Least Performing Underlying is less than its Coupon Trigger but greater than or equal to the Barrier Value, and each Underlying closed below its Coupon Trigger on all of the Observation Dates prior to the Final Valuation Date

Underlying		Initial Value		Final Value
SPXFP		1,000.00		1,100.00 (110.00% of Initial Value)
RTYFPE		1,000.00		512.50 (512.50% of Initial Value)

RTYFPE is the Least Performing Underlying.

Reference Return of the Least Performing Underlying:	-48.75%
Payment at Maturity:	**$1,000.00**

Because the Final Value of the Least Performing Underlying is less the Coupon Trigger but greater than or equal to its Barrier Value, you will receive $1,000.00.

Example 4—The Notes are not called, the Final Value of the Least Performing Underlying is less than its Barrier Value, and each of the Underlyings only closed at or above their respective Coupon Triggers on 5 Observation Dates prior to maturity.

Underlying		Initial Value		Final Value
SPXFP		1,000.00		1,100.00 (110.00% of Initial Value)
RTYFPE		1,000.00		300.00 (30.00% of Initial Value)

RTYFPE is the Least Performing Underlying.

Reference Return of the Least Performing Underlying:	-70.00%
Payment at Maturity:	**$300.00**

Because the Final Value of the Least Performing Underlying is less than its Barrier Value, you will receive $300.00 per $1,000 Principal Amount, calculated as follows:

Final Settlement Value = $1,000 + ($1,000 x -70.00%) = $300.00

When added to the Contingent Coupon payments of $36.04 received on the 5 of the previous Observation Dates, we will have paid you a total of $336.042 per Note, resulting in a -66.3958% return on the Notes.

If the Notes are not called and the Final Value of the Least Performing Underlying is less than its Barrier Value, you will be exposed to any decrease in the value of the Least Performing Underlying on a 1:1 basis and could lose up to 100% of your principal at maturity.

DESCRIPTION OF THE REFERENCE ASSET

Description of the SPXFP

The S&P 500® Futures Excess Return Index (the "SPXFP") measures the performance of the nearest maturing quarterly E-mini® S&P 500® futures contracts (Symbol: ES) (the "Underlying Futures Contracts") trading on the Chicago Mercantile Exchange (the "CME"). E-mini® S&P 500® futures contracts are U.S. dollar-denominated futures contracts based on the S&P 500® Index (the "SPX"). The SPXFP is calculated real-time from the price change of the Underlying Futures Contracts. The SPXFP is an "excess return" index that is based on price levels of the Underlying Futures Contracts as well as the discount or premium obtained by "rolling" hypothetical positions in the Underlying Futures Contracts as they approach delivery. The SPXFP does not reflect interest earned on hypothetical, fully collateralized contract positions.

The SPXFP is calculated, maintained and published by S&P Dow Jones Indices, LLC (the "Reference Index Sponsor"). Additional information about the SPXFP is available on the following website: https://www.spglobal.com/spdji/en/indices/other-strategies/sp-500-futures-index/. We are not incorporating by reference the website or any material it includes in this document.

Index Rolling

As each Underlying Futures Contract approaches maturity, it is replaced by the next maturing Underlying Futures Contract in a process referred to as "rolling." The rolling of the SPXFP occurs quarterly over a one-day rolling period (the "roll day") every March, June, September and December, effective after the close of trading five business days preceding the last trading date of the maturing Underlying Futures Contract.

On any scheduled roll day, the occurrence of either of the following circumstances will result in an adjustment of the roll day according to the procedure set forth in this section:

- An exchange holiday occurs on that scheduled roll day.

- The daily contract price of any Underlying Futures Contract within the SPXFP on that scheduled roll day is a limit price.

If either of the above events occur, the relevant roll day will take place on the next designated commodity index business day whereby none of the circumstances identified take place.

If a disruption is approaching the last trading day of a contract expiration, the Index Committee (defined below) will convene to determine the appropriate course of action, which may include guidance from the CME.

The Index Committee may change the date of a given rebalancing for reasons including market holidays occurring on or around the scheduled rebalancing date. Any such change will be announced with proper advance notice where possible.

Index Calculations

The closing level of the SPXFP on any trading day reflects the change in the daily contract price of the Underlying Futures Contract since the immediately preceding trading day. On each quarterly roll day, the closing level of the SPXFP reflects the change from the daily contract price of the maturing Underlying Futures Contract on the immediately preceding trading day to the daily contract price of the next maturing Underlying Futures Contract on that roll day.

The daily contract price of an Underlying Futures Contract will be the settlement price reported by the CME. If the CME fails to open due to unforeseen circumstances, such as natural disasters, inclement weather, outages, or other events, the SPXFP uses the prior daily contract prices. In situations where the CME is forced to close early due to unforeseen events, such as computer or electric power failures, weather conditions or other events, the Index Sponsor calculates the closing level of the SPXFP based on (1) the daily contract prices published by the CME, or (2) if no daily contract prices is available, the Index Committee determines the course of action and notifies clients accordingly.

Index Governance

An S&P Dow Jones Indices LLC index committee (the "Index Committee") maintains the SPXFP. All committee members are full-time professional members of S&P Dow Jones Indices LLC's staff. The Index Committee may revise index policy covering rules for including currencies, the timing of rebalancing or other matters. The Index Committee considers information about changes to the SPXFP and related matters to be potentially market moving and material. Therefore, all Index Committee discussions are confidential.

The Index Committees reserve the right to make exceptions when applying the methodology of the SPXFP if the need arises.

In addition to the daily governance of the SPXFP and maintenance of its index methodology, at least once within any 12-month period, the Index

Committee reviews the methodology to ensure the SPXFP continues to achieve the stated objectives, and that the data and methodology remain effective. In certain instances, the Index Sponsor may publish a consultation inviting comments from external parties.

Futures Contracts

Overview of Futures Markets

Futures contracts are traded on regulated futures exchanges, in the over-the-counter market and on various types of electronic trading facilities and markets. As of the date of this term sheet, the futures contract represented by the SPXFP is an exchange-traded futures contract. A futures contract provides for a specified settlement month in which the cash settlement is made by the seller (whose position is therefore described as "short") and

acquired by the purchaser (whose position is therefore described as "long").

No purchase price is paid or received on the purchase or sale of a futures contract. Instead, an amount of cash or cash equivalents must be deposited with the broker as "initial margin." This amount varies based on the requirements imposed by the exchange clearing houses, but it may be lower than 5% of the notional value of the contract. This margin deposit provides collateral for the obligations of the parties to the futures contract.

By depositing margin, which may vary in form depending on the exchange, with the clearing house or broker involved, a market participant may be able to earn interest on its margin funds, thereby increasing the total return that it may realize from an investment in futures contracts.

At any time prior to the expiration of a futures contract, a trader may elect to close out its position by taking an opposite position on the exchange on which the trader obtained the position, subject to the availability of a liquid secondary market. This operates to terminate the position and fix the trader's profit or loss. Futures contracts are cleared through the facilities of a centralized clearing house and a brokerage firm that is a member of the clearing house. Futures exchanges may adopt rules and take other actions that affect trading, including imposing speculative position limits, maximum price fluctuations and trading halts and suspensions and requiring liquidation of contracts in certain circumstances.

The Underlying Futures Contracts

The Underlying Futures Contracts are U.S. dollar-denominated futures contracts which are based on the SPX and traded on the CME that represent a contract unit of $50 multiplied by the SPX, measured in cents per index point. The Underlying Futures Contracts listed for the nearest nine quarters, for each March, June, September and December, and the nearest three Decembers, are available for trading. Trading of the Underlying Futures Contracts terminates at 9:30 A.M. Eastern time on the third Friday of the contract month. The daily settlement prices of the Underlying Futures Contracts are based on trading activity in the relevant contract (and in the case of a lead month also being the expiry month, together with trading activity on lead month-second month spread contracts) on the CME during a specified settlement period. The final settlement price of Underlying Futures Contracts is based on the opening prices of the component stocks in the SPX, determined on the third Friday of the contract month

The Reference Index Sponsor of the SPXFP is S&P Dow Jones Indices LLC ("S&P").

The S&P 500® Index

The S&P 500® Index ("SPX") is a market capitalization-weighted index intended to provide a performance benchmark for the large-cap U.S. equity markets. The SPX includes a representative sample of 500 companies in leading industries of the U.S. economy.

For more information about the SPX, see "The S&P 500® Index" beginning on page S-54 of the accompanying Equity Index Underlying Supplement.

License Agreement

HSBC has entered into a nonexclusive license agreement providing for the license to it, in exchange for a fee, of the right to use indices owned and published by S&P in connection with some products, including the Notes. The SPXFP is a product of S&P, and has been licensed for use by HSBC. The Notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices. S&P makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the SPXFP to track general market performance. S&P's only relationship to HSBC is the licensing of the SPXFP and certain trademarks, service marks and/or trade names of S&P. The SPXFP is determined, composed and calculated by S&P without regard to HSBC or the Notes. S&P has no obligation to take the needs of HSBC or the owners of the Notes into consideration in determining, composing or calculating the SPXFP. S&P is not responsible for and has not participated in the determination of the prices and amount of the Notes or the timing of the issuance or sale of the Notes or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes. There is no assurance that investment products based on the SPXFP will accurately track index performance or provide positive investment returns. S&P is not an investment advisor. Inclusion of a security within the SPXFP is not a recommendation by S&P to buy, sell or hold such security, nor is it considered to be investment advice.

S&P DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE SPXFP OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS OR DELAYS THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY HSBC, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE SPXFP OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P AND HSBC, OTHER THAN THE LICENSORS OF S&P.

Historical Performance of the SPXFP

The following graph sets forth the historical performance of the SPXFP based on the daily historical closing values from January 29, 2016 through January 29, 2026. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical values of the SPXFP should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Value of the SPXFP on the Final Valuation Date.

Description of the RTYFPE

The Russell 2000® Futures Excess Return Index (the "RTYFPE") measures the performance of the nearest maturing quarterly E-mini Russell 2000® futures contracts (the "Underlying Futures Contracts") trading on the Chicago Mercantile Exchange (the "CME"). E-mini Russell 2000® futures contracts are U.S. dollar-denominated futures contracts based on the Russell 2000® Index (the "RTY"). The RTYFPE is an "excess return" index that is based on the price levels of the Underlying Futures Contracts, as well as the discount or premium obtained by "rolling" hypothetical positions in such Underlying Futures Contracts as they approach delivery. As an excess return index, the RTYFPE differs from a "total return" index in that the RTYFPE does not reflect any interest earned on any hypothetical, fully collateralized contract positions.

The RTYFPE is calculated, published and disseminated by FTSE Russell and is reported by Bloomberg L.P. under the ticker symbol "RTYFPE." The RTYFPE is calculated on each day on which the Chicago Mercantile Exchange is open for trading and the launch date of the RTYFPE was May 20, 2024. All information contained herein relating to the RTYFPE has been derived from publicly available information and has not been independently verified.

Index Rolling

The RTYFPE's methodology re-adjusts its hypothetical exposure to the Underlying Futures Contracts on a quarterly basis in a process known as "rolling." The rolling of the RTYFPE occurs quarterly over a three-day rolling period (the "roll period") every March, June, September and December. The roll period begins after the close of trading five business days preceding the last trading date of the Underlying Futures Contract with the closest expiry date (such contract, the "near futures contract"). Before the start of the roll period, the RTYFPE is fully invested, synthetically, in the near futures contract. During the roll period and as the near futures contract approaches expiration, the RTYFPE will gradually re-allocate its synthetic exposure to the Underlying Futures Contract with the next-expiring maturity date (the "far futures contract"). On each business day during the roll period, one-third of the index exposure is reallocated from the near futures contract into the far futures contract. If the settlement price of the Underlying Futures Contract is not published or is otherwise unavailable at any time during the roll period, the roll process will continue on subsequent roll days without amendment. For example, if on the second roll day during the roll period, no settlement price for the Underlying Futures Contract is available, the roll will continue on the third roll day (assuming that the settlement price is available on such day) using the same weighted exposure that was originally scheduled for such third roll day. On any given business day during the roll period when no rolling occurs, FTSE Russell will not calculate a value for the Russell 2000 Futures Excess Return Index, but will instead publish the last available value.

Index Calculations

On any trading day, the closing level of the RTYFPE reflects the change in the daily settlement price of the Underlying Futures Contract, as compared to the immediately preceding trading day. The RTYFPE is calculated on each day on which the Chicago Mercantile Exchange is open for trading.

The daily settlement price of the Underlying Futures Contract will be the settlement price of the Underlying Futures Contract as reported by the CME. If the settlement price of the Underlying Futures Contract is not published or is otherwise unavailable on any business day that does not fall within the roll period, then the RTYFPE will be calculated using the last available settlement price.

Futures Contracts

Overview of Futures Markets

Futures contracts are traded on regulated futures exchanges, in the over-the-counter market and on various types of electronic trading facilities and markets. As of the date hereof, the RTYFPE tracks the settlement price of E-mini Russell 2000 futures contracts, which is an exchange-traded futures contract. A futures contract provides for a specified settlement month in which the cash settlement is made by the seller (whose position is therefore described as "short") and acquired by the purchaser (whose position is therefore described as "long").

No purchase price is paid or received on the purchase or sale of a futures contract. Instead, an amount of cash or cash equivalents must be deposited with the broker as "initial margin." This amount varies based on the requirements imposed by the exchange clearing houses, but it may be lower than 5% of the notional value of the contract. This margin deposit provides collateral for the obligations of the parties to the futures contract.

By depositing margin, which may vary in form depending on the exchange, with the clearing house or broker involved, a market participant may be able to earn interest on its margin funds, thereby increasing the total return that it may realize from an investment in futures contracts.

At any time prior to the expiration of a futures contract, a trader may elect to close out its position by taking an opposite position on the exchange on which the trader obtained the position, subject to the availability of a liquid secondary market. This operates to terminate the position and fix the trader's profit or loss. Futures contracts are cleared through the facilities of a centralized clearing house and a brokerage firm that is a member of the clearing house. Futures exchanges may adopt rules and take other actions that affect trading, including imposing speculative position limits, maximum price fluctuations and trading halts and suspensions and requiring liquidation of contracts in certain circumstances.

The Underlying Futures Contracts

The Underlying Futures Contracts are U.S. dollar-denominated futures contracts which are based on the RTY and are traded on the CME, representing a contract unit of $50 multiplied by the level of the RTY, measured in cents per index point. The Underlying Futures Contracts listed for the nearest five quarters, for each March, June, September and December, and the nearest three Decembers are available for trading. Trading of the Underlying Futures Contracts terminates at 9:30 A.M. Eastern time on the third Friday of the contract month. The daily settlement prices of the Underlying Futures Contracts are based on trading activity in the relevant contract (and in the case of a lead month also being the expiry month, together with trading activity on lead month-second month spread contracts) on the CME during a specified settlement period. The final settlement price of the Underlying Futures Contracts is based on the opening prices of the component stocks in the Russell 2000® Index, determined on the third Friday of the contract month.

The Russell 2000® Index

The RTY is designed to track the performance of the small capitalization segment of the United States equity market. All 2,000 stocks are traded on the New York Stock Exchange or Nasdaq, and the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98% of the United States equity market.

For more information about the RTY, see "The Russell 2000® Index" beginning on page S-44 of the accompanying Equity Index Underlying Supplement.

License Agreement

HSBC has entered into a nonexclusive license agreement providing for the license to it, in exchange for a fee, of the right to use the RTYFPE in connection with some products, including the Notes.

The Russell 2000® Index is a trademark of FTSE Russell. The Notes are not sponsored, endorsed, sold or promoted by FTSE Russell. FTSE Russell makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the RTYFPE or the RTY to track general stock market performance or any segment of the same. FTSE Russell's publication of the RTYFPE and the RTY in no way suggests or implies an opinion by FTSE Russell as to the advisability of investment in any or all of the securities upon which the RTYFPE and the RTY are based. FTSE Russell's only relationship to HSBC USA Inc. is the licensing of certain trademarks and trade names of FTSE Russell and of the RTYFPE and the RTY, each of which is determined, composed and calculated by FTSE Russell without regard to the HSBC USA Inc. or the Notes. FTSE Russell is not responsible for and has not reviewed the Notes nor any associated literature or publications and FTSE Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. FTSE Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Notes. FTSE Russell has no obligation or liability in connection with the administration, marketing or trading of the Notes:

FTSE RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RTYFPE, THE RTY OR ANY DATA INCLUDED THEREIN AND FTSE RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. FTSE RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY HSBC USA INC., INVESTORS, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RTYFPE, THE RTY OR ANY DATA INCLUDED THEREIN. FTSE RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RTYFPE, THE RTY OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL FTSE RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Hypothetical and Historical Performance of the RTYFPE

The following graph sets forth the historical and hypothetical performance of the SPXFP based on the daily historical closing values from January 29, 2016 through January 29, 2026. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



Hypothetical and historical levels of the RTYFPE should not be taken as an indication of its future performance. The hypothetical back-tested RTYFPE data only reflects the application of that methodology in hindsight, since the RTYFPE was not actually calculated and published prior to May 20, 2024. The hypothetical back-tested RTYFPE data cannot completely account for the impact of financial risk in actual trading. There are numerous factors related to the futures markets in general that cannot be, and have not been, accounted for in the hypothetical back-tested RTYFPE data, all of which can affect actual performance. See "Risk Factors – The RTYFPE has a limited operating history." The graph above also reflects the actual RTYFPE performance from May 20, 2024 through January 29, 2026 based on information that we obtained from Bloomberg L.P. Any hypothetical or actual historical upward or downward trend in the level of the RTYFPE during any period shown is not an indication that the level of the RTYFPE is more or less likely to increase or decrease at any time during the term of the Notes.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable in the same general manner as described in this document except that in such a case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return of an Underlying, and the accelerated Maturity Date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to an Underlying on that scheduled trading day, then the accelerated Final Valuation Date for that Underlying will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days following the postponed accelerated Final Valuation Date. For the avoidance of doubt, if no Market Disruption Event exists with respect to an Underlying on the scheduled trading day preceding the date of acceleration, the determination of such Underlying's Final Value will be made on such date, irrespective of the existence of a Market Disruption Event with respect to any other Underlying occurring on such date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of this document, for distribution to other registered broker-dealers, or will offer the Notes directly to investors. HSBC Securities (USA) Inc. has offered the Notes at the price to public set forth on the cover page of this document. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 0.25% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes. We or one of our affiliates may pay a fee to one or more broker dealers for providing certain services with respect to this offering, which may reduce the economic terms of the notes to you.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this document in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-87 in the prospectus supplement.

Delivery of the Notes will be made against payment for the Notes on the Original Issue Date set forth on the inside cover page of this document, which is more than one business day following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than one business day prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a contingent income-bearing pre-paid executory contract with respect to the Underlyings. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a Note as a contingent income-bearing pre-paid executory contract with respect to the Underlyings. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described herein. For example, the Notes could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes subject to the treatment described under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes" in the accompanying prospectus supplement.

We will not attempt to ascertain whether any of the entities whose stock is included in the Underlyings would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the Underlyings were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the Underlyings and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in the Underlyings is or becomes a PFIC or a USRPHC.

U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as Executory Contracts" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus supplement). Pursuant to the approach discussed above, we intend to treat any gain or loss upon maturity or an earlier sale, exchange, or call as capital gain or loss in an amount equal to the difference between the amount you receive at such time (other than with respect to a Contingent Coupon) and your tax basis in the Note. Any such gain or loss will be long-term capital gain or loss if you have held the Note for more than one year at such time for U.S. federal income tax purposes. Your tax basis in a Note generally will equal your cost of the Note. In addition, the tax treatment of the Contingent Coupons is unclear. Although the tax treatment of the Contingent Coupons is unclear, we intend to treat any Contingent Coupon, including on the Maturity Date, as ordinary income includible in income by you at the time it accrues or is received in accordance with your normal method of accounting for U.S. federal income tax purposes.

Non-U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of Non-U.S. Holders" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus supplement). Because the U.S. federal income tax treatment (including the applicability of withholding) of the Contingent Coupons is uncertain, the entire amount of the Contingent Coupons will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty). We will not pay any additional amounts in respect of such withholding.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2027. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlyings or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Underlyings or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

VALIDITY OF THE NOTES

In the opinion of Mayer Brown LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes pursuant to the Senior Indenture referred to in the prospectus supplement dated February 21, 2024, and issued and paid for as contemplated herein, the Notes offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated February 21, 2024, which has been filed as Exhibit 5.3 to the Issuer's registration statement on Form S-3 dated February 21, 2024.

TABLE OF CONTENTS

HSBC USA Inc.

$2,330,000

Autocallable Contingent Income Barrier Notes Linked to the Least Performing of the S&P 500® Futures Excess Return Index and the Russell 2000® Futures Excess Return Index

January 29, 2026

Pricing Supplement